UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          Northstar Neuroscience, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    66704V101
                                 (CUSIP Number)

                                February 1, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                                Page 1 of 9 Pages

CUSIP No. 66704V101                     13G                Page 2 of 9 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Diamondback Master Fund, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,209,279 shares of Common Stock

                    Calls to purchase 237,700 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,209,279 shares of Common Stock

                    Calls to purchase 237,700 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,209,279 shares of Common Stock

            Calls to purchase 237,700 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.54%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 66704V101                     13G                Page 3 of 9 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Diamondback Capital Management, LLC                    20-2576915
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,209,279 shares of Common Stock

                    Calls to purchase 237,700 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,209,279 shares of Common Stock

                    Calls to purchase 237,700 shares of Common Stock
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,209,279 shares of Common Stock

            Calls to purchase 237,700 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.54%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 66704V101                     13G                Page 4 of 9 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            DBCM Partners, LLC          20-3750348
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,209,279 shares of Common Stock

                    Calls to purchase 237,700 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,209,279 shares of Common Stock

                    Calls to purchase 237,700 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,209,279 shares of Common Stock

            Calls to purchase 237,700 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.54%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 66704V101                     13G                Page 5 of 9 Pages


Item 1.

(a)  Name of Issuer

        Northstar Neuroscience, Inc. (the "Company").

(b) Address of Issuer's Principal Executive Offices

        2401 Fourth Avenue, Suite 300
        Seattle, WA 98121

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        DIAMONDBACK MASTER FUND, LTD.
        c/o Morgan Stanley Fund Services (Bermuda) Ltd.
        Clarendon House, 2 Church Street
        Hamilton HM DX, Bermuda
        Citizenship:  Cayman Islands, British West Indies

        DIAMONDBACK CAPITAL MANAGEMENT, LLC  IRS #:  20-2576915
        One Landmark Square, 15th Floor
        Stamford, CT 06901
        Citizenship:  State of Delaware

        DBCM PARTNERS, LLC  IRS #:  20-3750348
        One Landmark Square, 15th Floor
        Stamford, CT 06901
        Citizenship:  State of Delaware

Item 2(d)  Title of Class of Securities

        Common Stock, $0.001 par value ("Common Stock")

Item 2(e)  CUSIP Number

        66704V101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 66704V101                     13G                Page 6 of 9 Pages


(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

        As of the date of this filing, (i) Diamondback Master Fund, Ltd. beneficially owns 1,209,279 shares of Common Stock and Calls to purchase 237,700 shares of Common Stock and (ii) each of Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed the beneficial owner of the 1,209,279 shares of Common Stock and the Calls to purchase 237,700 shares of Common Stock beneficially owned by Diamondback Master Fund, Ltd.

        Diamondback Capital Management, LLC is the investment manager of Diamondback Master Fund, Ltd. DBCM Partners, LLC is the managing member of Diamondback Capital Management, LLC. Each of Chad Loweth, Richard Sapanski and Richard H. Schimel (the "Diamondback Principals") serve as managing members of DBCM Partners, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person or the Diamondback Principals as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Diamondback Capital Management, LLC, DBCM Partners, LLC and the Diamondback Principals disclaims beneficial ownership of the shares of Common Stock owned by Diamondback Master Fund, Ltd.

        (b) Percent of class:

        The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed on November 13, 2007, indicates that the total number of outstanding shares of Common Stock as of October 31, 2007 was 25,879,430. Based on the Company's outstanding shares of Common Stock as of September 30, 2007 and assuming the exercise of the reported call options, each of Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed to beneficially own 5.54% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

        (c) Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

CUSIP No. 66704V101                     13G                Page 7 of 9 Pages


            (ii)  Shared power to vote or to direct the vote

                  See Item 4(a)

            (iii) Sole power to dispose or to direct the disposition of

                  0

            (iv)  Shared power to dispose or to direct the disposition of

                  See Item 4(a)

Item 5.   Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

        See Exhibit I.

Item 9.   Notice of Dissolution of Group

        Not applicable.

Item 10.  Certification

        By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 14, 2008, by and among Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC.

CUSIP No. 66704V101                     13G                Page 8 of 9 Pages


                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2008

DIAMONDBACK MASTER FUND, LTD.                DIAMONDBACK CAPITAL MANAGEMENT, LLC



By: /s/ Chad Loweth
    --------------------------
Name:  Chad Loweth                           By: /s/ Mark Hadlock
Title: Director                                  --------------------------
                                             Name:  Mark Hadlock
                                             Title: Chief Compliance Officer
DBCM PARTNERS, LLC


By: /s/ Chad Loweth
    --------------------------
Name:  Chad Loweth
Title: Member

CUSIP No. 66704V101                     13G                Page 9 of 9 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, $0.001 par value, of Northstar Neuroscience, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2008



DIAMONDBACK MASTER FUND, LTD.                DIAMONDBACK CAPITAL MANAGEMENT, LLC



By: /s/ Chad Loweth
--------------------------
Name:  Chad Loweth                            By: /s/ Mark Hadlock
Title: Director                                   --------------------------
                                             Name:  Mark Hadlock
                                             Title: Chief Compliance Officer
DBCM PARTNERS, LLC


By: /s/ Chad Loweth
    --------------------------
Name:  Chad Loweth
Title: Member